EXHIBIT 99

News

RiT LAUNCHES BREAKTHROUGH 10 GIGA CABLING SOLUTION
WITH SUPERIOR PERFORMANCE FOR UTP ENVIRONMENTS

– Proprietary U/FTP (Ungrounded Foiled Twisted Pair) Cable Design Brings
STP Performance to UTP Environment, Eliminates Alien Crosstalk –

– Full Compliance with CISPR/FCC CLASS A EMC IEEE 802.3an Requirements –

Tel Aviv, Israel – February 13, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has launched a breakthrough 10 Giga cabling solution for use in UTP environments as the latest addition to RiT’s industry-leading SMARTen™ product family.

Previously, RiT’s introduction of state-of-the-art solutions for fiber and STP environments, all fully compliant with the latest industry standards established its credentials as a leading provider of 10 Giga solutions. Now, RiT is extending its 10 Giga leadership through the introduction of a unique U/FTP (Ungrounded Foiled Twisted Pair) cable. In comprehensive independent tests, RiT’s innovative U/FTP cable, working together with UTP components, has been proven to fulfill the most demanding CISPR/FCC Class A EMC cabling criteria of IEEE 802.3an clause 55.1.1. In addition, the proprietary cable design has been proven to eliminate “alien crosstalk” despite the fact that it requires no grounding during installation. As a result, the solution provides the same high level of performance that was previously achievable only through the use of more expensive STP (Shielded Twisted Pair) cables or fiber cables. In addition, this cable also has the market’s smallest footprint (diameter).

“We are proud to introduce our exciting U/FTP cable as part of the SMARTen UTP solution to an industry searching for smarter 10 Giga alternatives,” said Mr. Doron Zinger, RiT’s President and CEO. “Our unique solution brings STP performance to the unshielded environment, making it much easier for UTP users – currently 70-80% of the cabling market – to make the move to 10 Giga without compromises.

“Since demonstrating this new product at BICSI last month, we have received a constant flow of interest from integrators, analysts and customers. As such, the SMARTen UTP solution is extending RiT’s reputation as a one-stop shop for top-performing, cost-effective 10 Giga networks and establishing SMARTen™ as the industry’s most comprehensive UTP solution set by far.”

U/FTP Cable Features and Benefits

—	Full compliance with IEEE 802.3an (10G Base-T) standard: the proprietary design of RiT’s U/FTP cables enables the achievement of vastly enhanced electromagnetic conductivity and Alien Crosstalk performance as required for full compliance with demanding requirements of the IEEE 802.3an (10 G Base-T) standard. These performance achievements have been fully verified through 3rd party testing in an independent laboratory.

—	Smaller footprint: because the connectors within the U/FTP cables are able to touch each other, the cable itself has a smaller outer diameter than competitors’ cables (~8mm as opposed to ~12mm). As a result, the cables occupy less conduit space, resulting in a more economic and flexible installation process.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Oded Nachmoni
VP, Marketing & Product Strategy
+972-3-6455481
odedn@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel
Tel: +972-3-645-5151 Fax: +972-3-647-4115
www.rittech.com